UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and nonexempt transactions for the year ended December 31, 2005 and the schedule of assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants

Fort Lauderdale, Florida

June 21, 2006

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Cash	$—	$1,307,148

Investments, at fair value:
Pooled separate accounts	138,342,637	108,683,770
Health Management Associates, Inc.
Class A common stock	89,285,123	86,094,334
Unallocated insurance contracts	79,014,835	58,911,744
Participant loans	12,161,749	10,018,308

Total investments	318,804,344	263,708,156

Contributions receivable:
Participants	5,996	780,863
Employer	2,094	157,828

Total contributions receivable	8,090	938,691

Net assets available for benefits	$318,812,434	$265,953,995

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004
Additions:
Investment results:
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Pooled separate accounts	$10,706,933	$10,507,272
Health Management Associates, Inc. Class A common stock	(3,424,601)	(4,713,830)
Interest and dividends	3,550,278	2,486,946

	10,832,610	8,280,388

Contributions:
Participants	49,062,218	42,143,528
Employer	11,636,242	9,670,696
Rollovers	2,843,216	4,105,593

	63,541,676	55,919,817

Total additions	74,374,286	64,200,205

Deductions:
Benefit payments and rollovers	20,912,504	18,044,653
Administrative expenses	603,343	585,564

Total deductions	21,515,847	18,630,217

Net increases in net assets available for benefits	52,858,439	45,569,988
Net assets available for benefits at beginning of year	265,953,995	220,384,007

Net assets available for benefits at end of year	$318,812,434	$265,953,995

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective October 1, 1990 and covers eligible employees, as defined in the Plan agreement. Eligible employees may elect to participate in the Plan as of the date set forth in the Plan agreement; however, completion of a year of service is generally required before a participant is eligible for matching contributions. Health Management Associates, Inc. (the “Company”) is the Plan’s sponsor.

From April 1, 2001 through March 31, 2004, CIGNA Retirement and Investment Services was designated as the Plan’s recordkeeper and administrator. During such period, CG Trust Company (“CG”) was the Plan’s trustee. Effective April 1, 2004, Prudential Bank & Trust, F.S.B. (“Prudential”) became the Plan’s trustee and Prudential Retirement Insurance and Annuity Company became the Plan’s recordkeeper. Hereinafter, Prudential and CG are collectively referred to as the “Trustee.”

The Plan is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, (the “Code”) and as a qualified defined contribution plan under Section 401(a) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Subject to certain limitations contained in the Code, participants may elect to defer from 1% to 25% of their eligible compensation received during each Plan year (effective July 1, 2006, the maximum deferral percentage will increase to 50%). Additionally, subject to certain Code limitations, participants who attain the age of fifty during a Plan year or are fifty at the beginning of a Plan year are eligible to make voluntary catch-up contributions. Through December 31, 2004, unless a participant elected otherwise, such participant would be treated as having elected to defer 3% of his or her eligible compensation (effective January 1, 2005, the initial employee salary deferral percentage increased to 4%). A designated Company subsidiary makes nondiscretionary matching contributions to each participant employed at such subsidiary in an amount equal to 50% of the participant’s deferred compensation, to the extent that such deferrals do not exceed 6% of the participant’s eligible compensation (i.e., matching contributions may not exceed 3%). The Company and other participating subsidiaries may also make discretionary matching contributions. For the years ended December 31, 2005 and 2004,

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

such contributions were in an amount equal to 33 1/3% of a Plan participant’s deferred compensation, to the extent that the deferrals did not exceed 6% of the Plan participant’s eligible compensation (i.e., matching contributions could not exceed 2%). Certain designated Company subsidiaries may also make discretionary profit-sharing contributions (3% of eligible participants’ compensation for both 2005 and 2004) on behalf of their eligible employees who are employed on the last day of the Plan year and who have worked at least 1,000 hours during that year. At their discretion, the Company and participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively); however, the Company designates the amount of any qualified matching or nonelective contributions.

Company contributions, other than those made on behalf of participants from the Paul B. Hall Regional Medical Center, are required to be initially invested in the Company’s Class A common stock. On January 1, 2004, a Plan amendment became effective wherein Company Class A common stock contributions changed from nonparticipant-directed to participant-directed investments. The Company’s Class A common stock is also available as an investment option for Plan participants.

Participants may also contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions, allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. Each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as a pro rata share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings (losses) is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. If a participant separates from service before fully vesting, the portion of the account attributable to Company contributions is generally not forfeited until the participant incurs a five year break in service. Accordingly, participants who are rehired by the Company or a participating subsidiary within five years of their termination date have their nonvested Company contributions, if any, restored (participants that received distributions of their vested balances upon severance with the Company must comply with the provisions of the Plan agreement in order to reinstate their nonvested Company contributions).

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited balances of nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating approximately $1,180,000 and $571,000 during the years ended December 31, 2005 and 2004, respectively. Accumulated forfeitures available to offset future Company contributions or to pay administrative expenses aggregated approximately $570,000 and $631,000 at December 31, 2005 and 2004, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 and a maximum amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator at the time the loan is approved. In general, principal and interest are paid ratably through payroll withholdings.

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or his/her beneficiary in Company Class A common stock and/or cash. Participants are only entitled to withdrawals from their accounts prior to separation from service if they attain age 59 1/2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in his or her Company matching contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant dies or attains his/her Normal Retirement Date, as such term is defined in the Plan agreement, while still an employee of the Company.

•	The participant becomes Disabled, as such term is defined in the Plan agreement, while still an employee of the Company.

•	The Company terminates the Plan.

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule wherein participants who are credited with an Hour of Service, as such term is defined in the Plan agreement, vest 20% per year upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A Plan year during which an employee works at least 1,000 hours is considered one year of vesting service.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared pursuant to the accrual method of accounting.

Investment Valuation

Investments in equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

The fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds. The Plan’s recorded investment amounts for such contracts approximate their fair values. Unallocated insurance contracts consist of investments in contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, these investments have fully benefit-responsive features (i.e., participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value). However, the Trustee has the right to defer transfers or distributions in certain limited circumstances. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2005 and 2004, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters. The average net yield on the unallocated insurance contracts was approximately 3.35% during each of the years ended December 31, 2005 and 2004.

The net crediting interest rate for the Plan’s investment contracts, which is reset semi-annually by the issuer and cannot be less than zero, was 3.35% at both December 31, 2005 and 2004.

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recognized when payroll withholdings are processed. Company contributions accrue to the Plan at such payroll withholding dates. These contributions are generally remitted semi-monthly to the Trustee for investment based on the investment options designated by the Plan’s participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentrations of credit and market risk are dictated by individual Plan participant investment preferences. Due to the risks associated with investments and the uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, they are not reflected in the Plan’s financial statements.

Benefit Payments

Benefit payments are recognized when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Cash

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004
Health Management Associates, Inc. Class A common stock	$89,285,123	$86,094,334
Prudential Retirement Insurance and Annuity Company – Guaranteed Income Fund (unallocated insurance contracts)	79,014,835	58,911,744
Prudential Retirement Insurance and Annuity Company – Large Cap Value/John A. Levin & Company Fund	—	25,259,227
Prudential Retirement Insurance and Annuity Company-Large Cap Value/LSV Asset Management Fund	30,541,354	—

During the years ended December 31, 2005 and 2004, the Plan received cash dividends of $700,196 and $377,662, respectively, relative to the Company’s Class A common stock. Subsequent to December 31, 2005 and through June 21, 2006, the Company declared additional Class A common stock cash dividends aggregating $0.12 per share. The closing price of the Company’s Class A common stock was $20.67 and $21.96 on June 21, 2006 and December 31, 2005, respectively.

At December 31, 2004, the Plan maintained $1,307,148 in a noninterest bearing cash account. Such amount represented Company contributions to the Plan that were designated for the Company Class A common stock fund. The requisite common stock acquisitions were completed in early 2005.

4. Income Taxes

The Plan received a determination letter from the Internal Revenue Service, dated March 8, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Accordingly, no provision for income taxes has been provided in the Plan’s financial statements. The Plan is required to operate in conformity with the Code and the Plan agreement in order to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with these requirements and, therefore, believes that the related trust continues to be tax-exempt. However, if deemed necessary, the Plan administrator will take any remedial action necessary to cause the Plan’s operations to be compliant with the Code and the Plan agreement. Plan amendments subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Party-in-Interest Transactions

Certain Plan investments are shares of pooled separate accounts and trust funds managed by the Trustee. Therefore, such transactions qualify as party-in-interest transactions. Additionally, the Plan held investments in Company Class A common stock with a fair value of $89,285,123 and $86,094,334 at December 31, 2005 and 2004, respectively. The Company also paid certain of the Plan’s administrative expenses for the years ended December 31, 2005 and 2004.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants will become fully vested in their Company contributions, including any related investment earnings thereon, and the balance in each participant’s account shall be held under the Plan and continue to accrue investment earnings until distributed in the form of benefit payments.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule G, Part III – Schedule of Nonexempt Transactions

EIN #65-0261425 Plan #001

Year Ended December 31, 2005

Identity of Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset	Current Value of Asset	Net Gain (Loss)
Health Management Associates, Inc.	Plan sponsor	Forfeiture account utilization	$4,176	$4,176	$—

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #65-0261425 Plan #001

Year Ended December 31, 2005

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitutes Nonexempt Prohibited Transactions
$2,911	$2,911

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #65-0261425 Plan #001

December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
*	Health Management Associates, Inc.	Class A common stock, $0.01 par value (4,065,807.1 shares)		$89,285,123
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		79,014,835
*	Prudential Retirement Insurance and Annuity Company	State Street Global Advisors Intermediate Bond Account		6,526,594
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, SSgA Fund		12,291,222
*	Prudential Retirement Insurance and Annuity Company	Lifetime20 Fund		5,332,720
*	Prudential Retirement Insurance and Annuity Company	Lifetime30 Fund		3,646,219
*	Prudential Retirement Insurance and Annuity Company	Lifetime40 Fund		7,396,298
*	Prudential Retirement Insurance and Annuity Company	Lifetime50 Fund		5,343,214
*	Prudential Retirement Insurance and Annuity Company	Lifetime60 Fund		1,409,002
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		10,580,759
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		30,541,354
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		13,360,009
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		6,308,922
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		8,502,261
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		9,518,396
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Munder Capital Fund		10,061,241
*	Prudential Retirement Insurance and Annuity Company	International Blend/The Boston Company Fund		7,524,426
*	Participants	Loans with interest rates ranging from 5.00% to 10.50%		12,161,749

				$318,804,344

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc.
Retirement Savings Plan

	By:	Health Management Associates, Inc., as Administrator

Date: June 27, 2006	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President and Chief Financial Officer